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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35180

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 AND ENDING 06/30/2026

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Martinson & Company, Ltd.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

140 Barry Avenue North

(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Martinson	**952 473 4133**	**tom@martinson.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation

(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Rd., Suite 270	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Martinson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Martinson & Company, Ltd. _____, as of 6/30 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSHUA R ENGSTROM
Notary Public
Minnesota
My Commission Expires
Jan 31, 2030

Signature: _____

Title: President

July 21ST 2026

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Martinson & Company, Ltd.

FINANCIAL STATEMENTS

Year Ended June 30, 2026

MARTINSON & COMPANY, LTD.

Table of Contents



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Martinson & Company, Ltd.

We have reviewed management's statements, included in the accompanying Martinson & Company, Ltd. Exemption Report pursuant to SEC Rule 17a-5, in which (1) Martinson & Company, Ltd. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing non-transactional and non-portfolio management advisory services such as valuation report or general consulting on a fee for service basis and receiving transaction-based compensation for identifying potential merger and acquisition or private placement of debt or equity opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Martinson & Company, Ltd.'s management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Martinson & Company, Ltd.'s compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 17, 2026

MARTINSON & COMPANY, LTD.

STATEMENT OF FINANCIAL CONDITION

June 30, 2026

	2026
A S S E T S	
ASSETS	
Cash	$ 25,646
TOTAL ASSETS	$ 25,646
L I A B I L I T I E S	
LIABILITIES	
Accounts payable and accrued expenses	$ 51
TOTAL LIABILITIES	51
S T O C K H O L D E R ' S E Q U I T Y	
CAPITAL CONTRIBUTED	
Common stock, par value $.01, authorized 2,000	
shares, issued and outstanding 2,000 shares	20
Additional paid-in capital	19,980
TOTAL CAPITAL CONTRIBUTED	20,000
RETAINED EARNINGS	5,595
TOTAL STOCKHOLDER'S EQUITY	25,595
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 25,646

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENT OF OPERATIONS

Year Ended June 30, 2026

		2026
REVENUE		
Advisory Services	$	12,000
Commissions		12,000
Support Fees		5,348
Total Revenue		29,348
GENERAL AND ADMINISTRATIVE EXPENSES		20,098
OPERATING INCOME (LOSS)		9,250
OTHER INCOME		
Inerest income		1
NET INCOME (LOSS)	$	9,251

MARTINSON & COMPANY, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2026

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, June 30, 2025	2,000	$ 20	$ 19,980	$ (3,656)	$ 16,344
Net income (loss)				9,251	9,251
Balance, June 30, 2026	2,000	$ 20	$ 19,980	$ 5,595	$ 25,595

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENT OF CASH FLOWS

Year Ended June 30, 2026

	2026
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 9,251
Adjustments to reconcile net income (loss) to net cash flows from operating activities:	
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(110)
Accounts Receivable	1,221
NET CASH FLOWS FROM OPERATING ACTIVITIES	10,362
NET INCREASE (DECREASE) IN CASH	10,362
CASH	
BEGINNING OF YEAR	15,284
END OF YEAR	$ 25,646

(1) <u>Nature of business and significant accounting policies</u>

Nature of business - Martinson & Company, Ltd. (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. From time to time, the Company performs services for clients with revenues sufficient to define this client as a major client. While such relationships are considered significant relationships, the clients change annually. For the fiscal year ended June 30, 2026 the Company's investment banking activities and advisory services generated $24,000 in revenue.

Significant accounting policies:

Accounts receivable - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a bad debt allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

Revenue recognition - Investment banking revenues, which include advisory and placement fees, are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented gross of related client reimbursed deal expenses. Expenses for completed deals are reported separately in deal-related expenses on the statements of operations.

The Company's advisory fees generally consist of a nonrefundable up-front fee and a success fee. The nonrefundable fee is recorded as deferred revenue upon receipt and recognized at a point in time when the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Management's judgment is required in determining when a transaction is considered to be terminated.

The substantial majority of the Company's advisory and placement fees (i.e., the success related advisory fee) are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation.

The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or placement arrangement, or some other defined outcome (e.g., providing a fairness opinion). At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. The Company has elected to apply the following optional exemptions regarding disclosure of its remaining performance obligations: (i) the Company's performance obligation is part of a contract that has an original expected duration of one year or less and/or (ii) the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

As discussed in Note 2, the Company receives support fees revenue from two employees to cover the employee share of the operating and regulatory expenses of the company. Support fees are deemed to be earned for the year of operations that the fees are supporting. There are no remaining performance obligations related to support fees received in the year ended June 30, 2026.

Income taxes – Effective July 1, 2018, the Company, with the consent of its stockholder, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholder separately accounts for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in Minnesota. Uncertain tax positions include those related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years following the date filed.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events policy - Subsequent events have been evaluated through the date of the report of independent registered public accounting firm which is the date the financial statements were issued and did not note any events requiring reporting or disclosures.

Single Reportable Segment - The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services described in Note 4. The Company has identified its Chief Executive as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed below.

(2) **Related party**

During the year ended June 30, 2026 the Company received support fees totaling $5,348 from two employees pursuant to expense sharing reimbursement agreements

(3) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2026, the Company had net capital as defined by Rule 15c3-1 of $25,595 which exceeds its required net capital of $5,000 by $20,595. The Company's ratio of aggregate indebtedness to net capital was .002 to 1 at June 30, 2026.

(4) **Exemption**

Because the Company carries no customer accounts and receives no customer funds or securities, it is exempt from Rule 15c3-3 under the 1934 Act in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(5) **Commitments and Contingencies**

The Company has no material commitments or contingencies at June 30, 2026 which require disclosure or recognition.

SUPPLEMENTAL INFORMATION

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2026
COMPUTATION OF NET CAPITAL

<u>Schedule I</u>

Total ownership equity from Statement of Financial Condition	$ 25,595
Total non-allowable assets included in Statement of Financial Condition:	0
Net capital before haircuts on securities positions	25,595
Haircuts on securities:	0
Net capital	$ 25,595

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2026
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

<u>Schedule I</u>
Continued

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	20,595

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities included in Statement of Financial Condition	$	51
Total aggregate indebtedness	$	51
Ratio of aggregate indebtedness to capital		0.2%

There is no material difference in net capital or aggregate indebtedness as reported in Part 1 of form X-17A-5 and Schedule I at June 30, 2026.

MARTINSON & COMPANY, LTD
COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQURIEMENTS
AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2026

<u>Schedule II</u>

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Because the Company carries no customer accounts and receives no customer funds or securities, it is exempt from Rule 15c3-3 under the 1934 Act in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers".



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Martinson & Company, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martinson & Company, Ltd. as of June 30, 2026, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Martinson & Company, Ltd. as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Martinson & Company, Ltd.'s management. Our responsibility is to express an opinion on Martinson & Company, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Martinson & Company, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule I – Computations Related to Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule II – Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to 15c3-3 Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Martinson & Company, Ltd.'s financial statements. The supplemental information is the responsibility of Martinson & Company, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUNTANCY CORPORATION
We have served as Martinson & Company, Ltd.'s auditor since 2024.
Walnut Creek, California
July 17, 2026

Martinson & Company, Ltd.
Investment Bankers

140 Barry Avenue North
Wayzata, Minnesota 55391 USA

(952) 473-4133
(952) 473-8883 Fax

Martinson & Company, Ltd. Exemption Report

Martinson & Company, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing non-transactional and non- portfolio management advisory services such as a valuation report or general consulting on a fee for service basis and receiving transaction-based compensation for identifying potential merger and acquisition or private placements of debt or equity opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Martinson & Company, Ltd. (the "Company") and Thomas Martinson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Martinson

By:______________________________

Title: President